June 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Brad Skinner

Joseph Klinko

Re:	Viper Energy Partners LP
Form 10-K for the Fiscal Year ended December 31, 2017
Filed February 7, 2018
File No. 001-36505

Ladies and Gentlemen:

Viper Energy Partners LP, a Delaware limited partnership (the “Company”), is in receipt of the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 4, 2018, with respect to the Form 10-K for the fiscal year ended December 31, 2017 filed by the Company with the Commission on February 7, 2018 (the “Form 10-K”).

In the Company’s telephone call with the Staff on June 18, 2018, the Company requested additional time to respond to the Staff’s comment included in the Comment Letter. In connection with the foregoing, the Company hereby requests that the deadline for responding to the Comment Letter be extended to June 29, 2018. The Company will submit its response to the Comment Letter on or before June 29, 2018.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6932 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Randall J. Holder
Randall J. Holder
Executive Vice President, General Counsel and Secretary

cc:	Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP

500 West Texas, Suite 1200, Midland, Texas, tel. (432) 221-7430/viperenergy.com